EXHIBIT 99.1

POET Technologies Grants Options to Recently Appointed Executive and New Hires

SAN JOSE, Calif., Sept. 25, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced option grants to Rich Zoccolillo, who was recently appointed as Senior Vice President of Marketing & Product Management, and other key new hires. The Company continues to strengthen and add to the talent of its wholly-owned DenseLight subsidiary in Singapore, including both technical and manufacturing expertise, as it prepares for product qualifications and a manufacturing ramp of datacom products.

At a meeting of the Board of Directors on September 24th, as part of the Company’s incentive stock option grant program, options were granted to Rich Zoccolillo to purchase up to an aggregate of 1,750,000 common shares of the Company.  In addition, a total of 890,000 options were granted to the new employees hired over the past few months.

The options are exercisable for 10 years at a price of CAD$0.385 (US$0.29), being the closing price of the Company’s shares on September 21, 2018.  The options vest over a period of four years commencing on the first anniversary of the grant and the balance vests quarterly over a further three-year period thereafter. The options were granted subject to provisions of the Company’s stock option plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the period ended June 30, 2018, which were filed on SEDAR on August 15, 2018.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook, as well as the success of the Company’s manufacturing ramp and datacom product development efforts. Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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